January 9, 2024

VIA EDGAR

Division of Corporation Finance

Office of Crypto Assets

U.S. Securities and Exchange Commission

Washington, DC 20549

Re:	WisdomTree Bitcoin Fund
Amendment No. 6 to Registration Statement on Form S-1
Filed January 8, 2024
File No. 333-254134

Dear Mses. Tillan and Miller:

This response is provided on behalf of WisdomTree Bitcoin Fund (formerly, WisdomTree Bitcoin Trust) (the “Trust” or the “Registrant”) with respect to Staff comments received on January 8, 2024, regarding Amendment No. 6 to the Trust’s Registration Statement on Form S-1 (the “Filing”), which was filed with the U.S. Securities and Exchange Commission (“SEC”) on January 8, 2024, for the purpose of registering shares of the Trust. The Staff’s comments and the Trust’s responses are set forth below. Capitalized terms used, but not defined herein have the same meaning given to them in the Trust’s registration statement.

General

1.	Comment: In order to meet your anticipated timing, please respond to these comments and amend your registration statement no later than 10:00 a.m. (EST) on January 9, 2024.

Response: Acknowledged.

Risk Factors, page 12

2.	Comment: Please add risk factor disclosure addressing the risks related to your Authorized Participants acting in the same capacity for several competing products.

Response: The risk factor disclosure entitled “Authorized Participants serve in a similar capacity on behalf of several, competing exchange-traded bitcoin products, which could adversely affect the value or availability of the Shares” has been added, as follows:

WisdomTree Bitcoin Fund 250 West 34th Street, 3rd Floor, New York, NY 10119 | 212-801-2080 Tel

Baskets may be created or redeemed only by Authorized Participants, but the Authorized Participants are not required or obligated to engage in the creation or redemption of Baskets. The Trust has a limited number of entities that may act as Authorized Participants, and the Authorized Participants act in a similar capacity for competing exchange-traded bitcoin products. To the extent one or more Authorized Participants chooses to transact with or favor the interests of certain exchange-traded bitcoin products over others, or such Authorized Participants exit the business or are unable to proceed with creation or redemption orders with respect to the Trust and no other Authorized Participant creates or redeems Baskets, the Shares may be more likely to trade at a premium or discount to NAV and potentially face trading halts or delisting.

Bitcoin, Bitcoin Market, Bitcoin Exchanges and Regulation of Bitcoin

Bitcoin Protocol, page 49

3.	Comment: We note your response to comment 5 and your revised disclosure that “[w]ith respect to any fork, airdrop or similar event, the Trust will, at the direction of the Sponsor, permanently and irrevocably abandon any Incidental Rights or IR Virtual Currency for no consideration.” We also note your disclosure that in the event that the Trust’s or Sponsor’s policy with respect to forks or airdrops changes, the “Shareholders will be given 60 days’ advance notice via a posting on the Trust’s website or prospectus supplement or through a current report on Form 8-K in the Trust’s annual or quarterly reports.” Please revise your disclosure to state that any change to this policy would require the Trust to seek and obtain certain regulatory approvals, including approval by the SEC of an application by the Exchange to amend its listing rules.

Response: The referenced disclosure has been revised as follows:

The Sponsor’s policy with respect to the Trust’s treatment of Incidental Rights or IR Virtual Currency can only be changed by the Exchange filing an application with the SEC seeking the SEC’s approval to amend its listing rules. In the event that the Exchange receives approval to amend its listing rules and the Sponsor seeks to change the Trust’s policy with respect to forks or airdrops, the Shareholders will be given 60 days’ advance notice via a posting on the Trust’s website, prospectus supplement, post-effective amendment, through a current report on Form 8-K or in the Trust’s annual or quarterly reports.

Exhibit Index

Exhibit 23.1, page 92

4.	Comment: We note that the consent from your accountants in Exhibit 23.1 references Pre-Effective Amendment No. 5. Please request an updated consent.

Response: The Registrant has received and included an updated consent to address the incorrect reference.

Update:

Please note that, after further confirmation, the response to comment 12 in the response letter dated January 8, 2024 has been further refined and is set forth below (with the original comment repeated below):

12.	Comment: We note your response to prior comment 13 and re-issue in part. Please revise to disclose how the amount of cash required for a creation order is calculated.

Response: The following disclosure has been added under “Creation Procedures”:

In order to calculate the amount of cash necessary for a creation Basket, the Administrator multiplies the NAV per share by the number of Shares in a creation Basket. Each night, the Sponsor or Trust Administrator will publish the amount of cash that will be required in exchange for each creation Basket the next business day.

Please also note that the Sponsor’s fee has been updated.

* * * * *

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Sincerely,

/s/ Ryan Louvar
Ryan Louvar, Esq.

cc: Todd Zerega, Esq. (Perkins Coie LLP)

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